SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                                 BIOSYNTECH INC
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    09068L103
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              DAVID J. ADLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 29, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                         --------------------------
CUSIP No. 09068L103                     13D              Page 2 of 8 Pages
-----------------------------                         --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      AMINE SELMANI
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     CANADA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                    312,500
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8     SHARED VOTING POWER

                                7,640,000
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                                312,500
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                                7,640,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     7,952,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                         --------------------------
CUSIP No. 09068L103                     13D              Page 3 of 8 Pages
-----------------------------                         --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  9083-1496 QUEBEC INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     QUEBEC, CANADA
--------------------------------------------------------------------------------
 NUMBER OF         7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                      -0-
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8       SHARED VOTING POWER

                                  7,640,000
               -----------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                                  -0-
               -----------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                                  7,640,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     7,640,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                         --------------------------
CUSIP No. 09068L103                     13D              Page 4 of 8 Pages
-----------------------------                         --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      MONIQUE JARRY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     CANADA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,085,000
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8     SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                                1,085,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,085,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                         --------------------------
CUSIP No. 09068L103                     13D              Page 5 of 8 Pages
-----------------------------                         --------------------------


         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D"):


Item 1.  Security and Issuer

         This statement relates to shares (the "Shares") of the common stock, $0.01 par value per share ("Common Stock"), of BIOSYNTECH INC. (the "Issuer"). The principal executive offices of the Issuer are located at 475 Boulevard Armand-Frappier, Laval, Quebec, H7V 4B3, Canada.

Item 2.  Identity and Background

         (a) This Statement is filed by Amine Selmani, Monique Jarry and 9083-1496 Quebec Inc.

         9083-1496 Quebec Inc. is a holding company organized under the laws of Quebec, all of the shares of which are owned by Amine Selmani. Mr. Selmani is the sole officer and director of 9083-1496 Quebec Inc. Ms. Jarry is the spouse of Mr. Selmani.

         Each of the foregoing is referred to as a "Reporting Person" and collectively they are referred to as the "Reporting Persons". The Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The principal business address of each Reporting Person is 475 Boulevard Armand- Frappier, Laval, Quebec, H7V 4B3, Canada.

         (c) The principal occupation of Mr. Selmani is President of the Issuer. The principal business of 9083-1496 Quebec Inc. is investing in the securities of the Issuer. The principal occupation of Ms. Jarry is the Chief Accountant of the Issuer.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Selmani and Ms. Jarry are citizens of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to an Amalgamation Agreement and related agreements, as amended (the "Exchange Agreements"), dated February 15, 2000 among the Issuer, its wholly-owned subsidiary, 9083-5661 Quebec Inc, a Quebec corporation (the "Purchaser"), Bio Syntech Ltd. a Quebec corporation ("Bio Syntech"), and the shareholders of Bio Syntech (the "Bio Syntech Shareholders"), on February 29, 2000, the Purchaser and

-----------------------------                         --------------------------
CUSIP No. 09068L103                     13D              Page 6 of 8 Pages
-----------------------------                         --------------------------


Bio Syntech were merged into one company under the name of Bio Syntech Canada Inc. ("Bio Syntech Canada") as a result of which (i) the Issuer became the record and beneficial owner of all of the issued and outstanding shares of Bio Syntech Canada's Common Stock; and (ii) the Bio Syntech Shareholders were issued exchangeable non-voting shares of Bio Syntech Canada's Preferred Stock (the "Bio Syntech Class A Shares"), exchangeable on a one for one basis into a total of 15,177,036 shares of Common Stock (the "Issuer Exchange Shares"). The Issuer Exchange Shares are held in trust under the terms of an Exchange and Voting Agreement (the "Trust Agreement"), among the Issuer, the Trustee named therein, Bio Syntech and the Purchaser. (The foregoing transactions are referred to collectively hereafter as the "Transactions.")

         The sole source of consideration for issuance to the Reporting Persons of the Bio Syntech Canada Class A Shares was the exchange of the Bio Syntech shares held by them. At such time as the Reporting Persons may exchange their Bio Syntech Canada Class A Shares for Common Stock, the sole source of consideration for the transfer to them of the Common Stock will be such Bio Syntech Canada Class A Shares.

Item 4.           Purpose of Transaction

         The Issuer was formed to provide a method for a foreign or domestic private company to combine with a company whose securities are registered under the Securities Exchange Act of 1934, as amended. Prior to the Transactions, the Issuer had no operations, revenues, material assets or liabilities. The Exchange Agreements were structured to provide the Bio Syntech Shareholders with a capital gain deferral under applicable Canadian tax laws, rules and regulations.

         Bio Syntech Canada is a development stage company involved in the development of biotherapeutic-delivery systems made of novel biomaterials to enable or enhance the treatment of diseases or injuries for which therapies exist or are under development but lack a proper system for the transport of the remedy to its site of action.

         No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) or Item 4 of Schedule 13D except as follows:

         As a result of the Transactions, (i) the Board of Directors of the Issuer now consists of the following persons: Amine Selmani, Denise N. Beaudry, Pierre Alary, Jean-Yves Bourgeois and Pierre Ranger; and (ii) the officers of the Issuer are: Amine Selmani, Chairman of the Board and President, and Lucie Duval, Secretary and Treasurer.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 27,272,036 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding after the Transactions, assuming the exchange of all of the issued and outstanding Bio Syntech Canada Class A Shares for shares of Common Stock.

         Through the Trustee under the Trust Agreement, each holder of Bio Syntech Canada Class A Shares, including the Reporting Persons, has the right to direct the vote of that number of shares of Common Stock for which its Bio Syntech Canada Class

-----------------------------                         --------------------------
CUSIP No. 09068L103                     13D              Page 7 of 8 Pages
-----------------------------                         --------------------------


A Shares are exchangeable. At such time as such holders, including the Reporting Persons, may exchange their Bio Syntech Canada Class A Shares for shares of Common Stock, they will have the right to direct the disposition of such Common Stock.

         9083-1496 Quebec Inc. beneficially owns 7,640,000 Bio Syntech Canada Class A Shares, which are exchangeable into shares of Common Stock on a one for one basis. The shares of Common Stock that would be received in the exchange constitute approximately 28.0% of the Common Stock outstanding.

         Mr. Selmani does not own directly any Bio Syntech Canada Class A Shares or Common Stock. However, by virtue of his ownership of 9083-1496 Quebec Inc., Mr. Selmani has shared voting and dispositive power with respect to the 7,640,000 Bio Syntech Canada Class A Shares owned by 9083-1496 Quebec Inc. Mr. Selmani also may be deemed the beneficial owner of 312,500 Bio Syntech Canada Class A Shares, subject to options, which would be exchangeable into shares of Common Stock on a one for one basis. Accordingly, Mr. Selmani may be deemed the beneficial owner of an aggregate of 7,952,500 shares of Common Stock, constituting approximately 28.8% of the Common Stock outstanding.

         Ms. Jarry beneficially owns 885,000 Bio Syntech Canada Class A Shares, which would be exchangeable into shares of Common Stock on a one for one basis. Ms. Jarry also may be deemed the beneficial owner of 200,000 Bio Syntech Canada Class A Shares, subject to options, which would be exchangeable into shares of Common Stock on a one for one basis. Accordingly, Ms. Jarry may be deemed the beneficial owner of an aggregate of 1,085,000 shares of Common Stock, constituting approximately 3.9% of the Common Stock outstanding.

         (b) Mr. Selmani has sole voting and dispositive power over the shares subject to the option held by him. He shares with 9083-1496 Quebec Inc. voting and dispositive power over the shares held by it. Ms. Jarry has sole voting and dispositive power over the shares held by her and the shares subject to the option held by her.

         (c) Except as reported in Item 2 hereof, there were no transactions in the Common Stock by the Reporting Persons in the last sixty days.

         (d) No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from or proceeds from the sale of, the Shares.

         (e)      Not applicable.

6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

7.       Material to be Filed as Exhibits

         Not applicable.

-----------------------------                         --------------------------
CUSIP No. 09068L103                     13D              Page 8 of 8 Pages
-----------------------------                         --------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   March 9, 2000


                                                 /s/ AMINE SELMANI
                                             -----------------------------------
                                                     AMINE SELMANI


                                                /s/ MONIQUE JARRY
                                             -----------------------------------
                                                     MONIQUE JARRY



                                             9083-1496 QUEBEC INC.



                                             By: /s/ Amine Selmani
                                                --------------------------------
                                                Amine Selmani, President